
SEC MAIL PROCESSING
RECEIVED
AUG 26 2002
WASH. D.C.
180
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



02052878

PE
8-1-02

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2002

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_√_ Form 40-F_______

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No_√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND 2001
TOGETHER WITH INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

Anjin & Co

14th Floor, Hanwha Securities Building
23-5 Yoido-dong, Youngdeungpo-ku
Seoul 150-717 Korea
Yoido P.O.Box 537

Tel 82(2) 6676-1000, 1114
Fax 82(2) 785-4753, 786-0267

Deloitte Touche Tohmatsu

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
Korea Electric Power Corporation

We have reviewed the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the "Company") as of June 30, 2002 and 2001, and the related non-consolidated statements of income for the six month periods then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Korea Hydro and Nuclear Power Co. Ltd and 3 other power generation subsidiaries, whose statements reflect 30.1 percent of the total non-consolidated assets as of June 30, 2002 and 35.5 percent of the non-consolidated income before income tax for the six-month period then ended. Those statements were reviewed by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our reviews in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the reports of the other auditors, we are not aware of any material modifications that should be made to the accompanying financial statements as of and for the six month periods ended June 30, 2002 and 2001, for them to be in conformity with standards for preparing semi-annual financial statements in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2 to the financial statements.

As we draw attention to Note 1 of the financial statements, the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

As discussed in Note 17 to the financial statements, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to ₩208,766 million and ₩6,623,278 million, respectively, for the six month period ended June 30, 2002 and ₩204,072 million and ₩3,998,414 million, respectively, for the six month period ended June 30, 2001. Related receivables and payables amounted to ₩31,474 million and ₩1,115,457 million, respectively, as of June 30, 2002 and ₩100,508 million and ₩927,699 million, respectively, as of June 30, 2001.

As discussed in Note 19 to the financial statements, the Company spun off its power generation division on April 2, 2001, in accordance with the approval of the stockholders on March 16, 2001, which resulted in the establishment of six new power generation subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd. As of April 2, 2001, their combined assets and liabilities were W35,131,773 million and W17,646,157 million, respectively.

As discussed in Note 1 to the financial statements, the Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, review standards and their application in practice as well as the Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises.

Anjin & Co.
(A former member firm of Andersen Worldwide.
Anjin & Co. became an associate member firm of
Deloitte Touche Tohmatsu effective July 2, 2002.)



Seoul, Korea
August 2, 2002

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2002 AND 2001

(See Independent Accountants' Review Report)

ASSETS	Korean Won		Translation into U.S. Dollars (Note 2)	
	2002	2001	2002	2001
	(In millions)		(In thousands)	
Property, Plant and Equipment (Notes 3 and 4):				
Utility plant	₩ 32,412,485	₩ 28,246,842	$ 26,969,949	$ 23,503,779
Non-utility plant	-	36	-	30
	32,412,485	28,246,878	26,969,949	23,503,809
Less: accumulated depreciation	(5,196,732)	(3,855,173)	(4,324,124)	(3,207,832)
Less: construction grants	(2,038,390)	(1,613,156)	(1,696,114)	(1,342,283)
	25,177,363	22,778,549	20,949,711	18,953,694
Construction in-progress	2,589,229	3,179,566	2,154,459	2,645,670
	27,766,592	25,958,115	23,104,170	21,599,364
Investments and others:				
Investment securities (Note 5)	21,804,498	20,057,281	18,143,200	16,689,367
Long-term loans	121,610	111,583	101,190	92,847
Currency and interest rate swaps (Note 12)	308,248	187,877	256,489	156,330
Intangibles (Note 15)	83,148	46,695	69,186	38,854
Other non-current assets (Note 11)	135,781	143,066	112,981	119,042
	22,453,285	20,546,502	18,683,046	17,096,440
Current assets:				
Cash and cash equivalents (Note 11)	172,321	332,339	143,386	276,534
Trade receivables, net of allowance for doubtful accounts of ₩21,386 million in 2002 and ₩18,075 million in 2001 (Notes 11 and 17)	1,360,630	1,259,474	1,132,160	1,047,990
Other account receivables, net of allowance for doubtful accounts of ₩2,720 million in 2002 and ₩2,293 million in 2001 (Notes 11 and 17)	205,786	184,653	171,232	153,647
Marketable securities (Note 6)	-	10,000	-	8,321
Short-term financial instruments	110,000	131,227	91,529	109,192
Short-term loans	8,074	7,602	6,718	6,326
Inventories (Note 7)	57,137	70,664	47,543	58,798
Prepayment	466	1,738	389	1,446
Other current assets	107,713	184,155	89,626	153,233
	2,022,127	2,181,852	1,682,583	1,815,487
Total Assets	₩ 52,242,004	₩ 48,686,469	$ 43,469,799	$ 40,511,291

(continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF JUNE 30, 2002 AND 2001

(See Independent Accountants' Review Report)

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2002	2001	2002	2001
	(In millions)		(In thousands)	
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity (Notes 5 and 8):				
Common stock	₩ 3,200,504	₩ 3,200,504	$ 2,663,092	$ 2,663,092
Capital surplus	14,313,895	14,306,129	11,910,380	11,903,918
Retained earnings				
Appropriated	15,351,473	13,924,600	12,773,734	11,586,454
Unappropriated (Net income of ₩1,690,410 million in 2002 and ₩890,477 million in 2001)	1,690,410	890,477	1,406,565	740,953
Capital adjustments	153,586	174,574	127,797	145,260
Total Shareholders' Equity	34,709,868	32,496,284	28,881,568	27,039,677
Long-term liabilities:				
Long-term debt (Note 9)	11,265,938	10,100,455	9,374,220	8,404,439
Accrued severance indemnities, net	166,787	89,587	138,781	74,544
Reserve for self-insurance	77,787	73,971	64,725	61,550
Currency and interest rate swaps (Note 12)	490,236	355,901	407,918	296,140
Financing lease liabilities (Note 10)	9,293	14,461	7,733	12,033
Deferred income tax liabilities (Note 16)	1,205,198	886,388	1,002,827	737,550
Other long-term liabilities	266,722	178,056	221,936	148,158
	13,481,961	11,698,819	11,218,140	9,734,414
Current liabilities:				
Trade payables (Notes 11 and 17)	1,193,047	958,474	992,717	797,532
Other accounts payable (Note 17)	484,049	418,156	402,770	347,941
Short-term borrowings (Note 9)	-	22,670	-	18,863
Current portion of long-term debt (Note 9)	1,239,659	2,011,981	1,031,502	1,674,140
Income tax payable (Note 16)	514,396	314,994	428,021	262,102
Accrued expenses	147,232	204,306	122,510	170,000
Dividends payable	2,155	1,753	1,793	1,459
Other current liabilities	469,637	559,032	390,778	465,163
	4,050,175	4,491,366	3,370,091	3,737,200
Total Liabilities	17,532,136	16,190,185	14,588,231	13,471,614
Total Shareholders' Equity and Liabilities	₩ 52,242,004	₩ 48,686,469	$ 43,469,799	$ 40,511,291

See accompanying notes to non-consolidated semi-annual financial statements.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(See Independent Accountants' Review Report)

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2002	2001	2002	2001
	(In millions, except per share amounts)		(In thousands, except per share amounts)	
OPERATING REVENUES (Note 17):				
Sale of electricity	₩ 9,674,105	₩ 9,135,144	$ 8,049,680	$ 7,601,218
Other operating revenues	157,040	185,014	130,670	153,947
	9,831,145	9,320,158	8,180,350	7,755,165
OPERATING EXPENSES (Notes 13, 14 and 17):				
Power generation, transmission and distribution expenses	1,439,847	4,101,102	1,198,075	3,412,466
Purchased power	6,976,205	3,462,516	5,804,797	2,881,108
Other operating costs	154,408	144,202	128,481	119,988
Selling and administrative expenses	405,483	421,064	337,396	350,361
	8,975,943	8,128,884	7,468,749	6,763,923
OPERATING INCOME	855,202	1,191,274	711,601	991,242
OTHER INCOME (EXPENSE)				
Interest income	11,914	16,346	9,913	13,601
Interest expense	(303,637)	(516,254)	(252,652)	(429,567)
Gain (loss) on foreign currency transactions and translation, net	453,032	(19,759)	376,961	(16,441)
Gain on valuation using the equity method of accounting (Note 5)	1,238,853	447,174	1,030,831	372,087
Donations	(9,259)	(4,716)	(7,704)	(3,924)
Valuation loss on currency and interest rate swaps, net (Note 12)	50,336	(61,196)	41,884	(50,920)
Gain on disposal of investment	29	98,767	24	82,183
Other, net	99,039	133,406	82,410	111,005
	1,540,307	93,768	1,281,667	78,024
ORDINARY INCOME	2,395,509	1,285,042	1,993,268	1,069,266
EXTRAORDINARY ITEM	-	-	-	-
INCOME BEFORE INCOME TAX EXPENSE	2,395,509	1,285,042	1,993,268	1,069,266
INCOME TAX EXPENSE (Note 16):	705,099	394,565	586,703	328,313
NET INCOME	₩ 1,690,410	₩ 890,477	$ 1,406,565	$ 740,953
ORDINARY INCOME PER SHARE				
Basic	₩ 2,645	₩ 1,394	$ 2.20	$ 1.16
Diluted	₩ 2,645	₩ 1,392	$ 2.20	$ 1.16
EARNINGS PER SHARE				
Basic	₩ 2,645	₩ 1,394	$ 2.20	$ 1.16
Diluted	₩ 2,645	₩ 1,392	$ 2.20	$ 1.16

See accompanying notes to non-consolidated semi-annual financial statements.

KOREA ELECTRIC POWER CORPORATION.

NOTES TO NON-CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

(See Independent Accountants' Review Report)

1. THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2002, the Government of the Republic of Korea and Korea Development Bank hold 32.35 percent and 21.57 percent of the Company's shares, respectively.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, the Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Bank of Korea Basic Rate of ₩1,201.80 to US $1.00 at June 30, 2002, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and Assets Revaluation Law of Korea, net of depreciation. Expenditures that result in the enhancement of the value or extension of the useful life of the utility plants involved are capitalized as additions to property, plant and equipment. The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. The amount of capitalized interest was ₩30,029 million and ₩285,506 million for the six month period ended June 30, 2002 and 2001, respectively, of which net foreign currency transaction and translation gains deducted from the capitalized interest amounted to ₩26,250 million, and net foreign currency transaction and translation losses added to the capitalized interest amounted to ₩64,518 million, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

	Years
Buildings	15, 30
Structures	15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

- Grants from the government or public institutions
- Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expenses during the useful lives of the related assets. The Company received ₩255,168 million and ₩258,581 million of construction grants, and offset ₩93,232 million and ₩79,525 million against depreciation expenses for the six month periods ended June 30, 2002 and June 30, 2001, respectively.

Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Valuation of Marketable Securities and Investment Securities

Marketable securities are recorded at purchase price cost plus incidental costs. However, if the fair value differs from the book value determined using the weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Investments in equity securities (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted security) are stated at acquisition cost, determined using the weighted average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with valuation gain or loss reported as a capital adjustment within stockholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders' equity.

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Investments in debt securities are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity investment debt securities are stated at acquisition cost, as determined using the weighted average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to-maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders' equity.

The lower of the acquisition cost of investments in the treasury stock funds and the fair value of treasury stock included in a fund is recorded as treasury stock in capital adjustment.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight–line method over the estimated useful lives, from 4 years to 50 years, of related assets.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities which would be payable assuming all eligible employees were to resign are ₩166,890 million and ₩89,706 million as of June 30, 2002 and 2001, respectively. Actual severance payments were ₩3,387 million and ₩4,435 million for the six month periods ended June 30, 2002 and June 30, 2001, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩103 million and ₩120 million as of June 30, 2002 and June 30, 2001, respectively, are presented as a deduction from accrued severance benefits. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

During the first half of 2001, accrued severance indemnities of ₩58,063 million for the directors and employees who were transferred to the power generation subsidiaries was transferred to those subsidiaries.

Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was ₩1,201.80 and ₩1,300.70 to US$ 1.00 at June 30, 2002 and 2001, respectively. The translation gains or losses are reflected in current operations.

Convertible Bonds

Interest expense on convertible bonds that are issued after January 1, 1999 is recognized using the effective interest rate, which equalizes the issued amount of convertible bonds to the present value of the future cash outflow of the convertible bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account. Pursuant to the transition guidelines of Korean GAAP, the previous accounting practice applied to convertible bonds issued before 1999 is permitted to be applied until such convertible bonds mature.

Before 1999, the conversion rights adjustment account was amortized over the terms of the bonds using the straight-line method and the amount amortized was recorded as interest expense related to the bonds. At the time of conversion, the conversion rights adjustment account and the consideration for conversion rights (a capital adjustment account within stockholders' equity) pertaining to the converted bonds are offset, with the difference, the amount amortized, being credited to capital surplus. The Company has not issued any convertible bonds since 1999.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.

Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 638,988,360 shares and 638,987,037 shares for the six month periods ended June 30, 2002 and 2001, respectively.

Ordinary income per diluted share and earnings per diluted share is computed by dividing ordinary income and net income, after addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the dilutive potential common shares. The number of shares used in computing earning and ordinary income per diluted share was 638,988,360 shares and 643,068,669 shares for the six month periods ended June 30, 2002 and 2001, respectively.

Earnings per share and dilutive earnings per share of the Company for the twelve month period ended December 31, 2001 was ₩2,783.

3. PROPERTY, PLANT AND EQUIPMENT:

(1) Asset revaluation
The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was ₩12,552,973 million.

(2) Publicly announced land prices
The published price of the Company's land as announced by the Korean Government is as follows (won in millions):

Purpose	Area (Square meters)	Book value	Land prices
Transmission and distribution sites, others	16,216,336	₩3,361,700	₩2,811,277

(3) Utility plant
Utility plant as of June 30, 2002 and 2001 is as follows (won in millions):

	2002	2001
Land	₩ 3,361,700	₩ 3,359,859
Buildings	1,975,552	1,655,088
Structures	21,208,972	18,731,175
Machinery	5,599,038	4,284,414
Ships	266	266
Vehicles	51,843	46,083
Others	215,114	169,957
	₩ 32,412,485	₩ 28,246,842

4. INSURED ASSETS:

Insured assets as of June 30, 2002 are as follows (won in millions):

Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	₩ 262,661
Buildings and machinery	Assemble insurance	768,811
Buildings	General insurance	137,987
Construction in progress	Construction insurance	122,067

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and compensation liability insurance for its directors.

5. INVESTMENT SECURITIES:

(1) Investment securities as of June 30, 2002 and 2001 are as follows (won in millions):

	2002	2001
Listed securities	₩ -	₩ 145,806
Securities subject to equity method	21,712,069	19,844,177
Non-listed equity securities	82,095	65,427
Others	10,334	1,871
	₩ 21,804,498	₩ 20,057,281

(2) Listed securities as of June 30, 2001 were shares in Doosan Heavy Industries and Construction Co., Ltd. (Formerly Korea Heavy Industries & Construction Co., Ltd.), all of which were sold in 2001. As of June 30, 2001, the difference between book value and market value of ₩98,570 million was recorded as capital adjustment.

(3) Securities subject to the equity method as of June 30, 2002 and 2001 are as follows (won in millions):

	2002			2001	
Company name	Ownership (%)	Acquisition cost	Value per equity method	Ownership (%)	Value per Equity method
Korea Hydro & Nuclear Power Co., Ltd.	100.0	₩ 9,364,799	₩ 10,263,038	100.0	₩ 9,545,362
Korea South-East Power Co., Ltd.	100.0	1,232,004	1,529,480	100.0	1,271,331
Korea Midland Power Co., Ltd.	100.0	1,325,891	1,595,787	100.0	1,362,350
Korea Western Power Co., Ltd.	100.0	1,442,638	1,653,848	100.0	1,490,274
Korea Southern Power Co., Ltd.	100.0	1,797,378	1,909,357	100.0	1,780,397
Korea East-West Power Co., Ltd.	100.0	2,322,905	2,353,599	100.0	2,280,308
Korea Power Engineering Co., Ltd.	97.9	4,991	40,689	97.9	40,459
Korea Plant Service & Engineering Co., Ltd.	100.0	6,000	225,444	100.0	215,567
KEPCO Nuclear Fuel Co., Ltd.	96.4	89,757	124,697	96.4	112,434
Korea Electric Data Network Co., Ltd.	100.0	64,000	111,348	100.0	111,053
Korea Electric Power Industrial Development, Ltd.	100.0	16,300	38,576	100.0	32,123
Korea Gas Corporation	24.5	94,500	753,364	24.5	631,784
Korea District Heating Co.	26.1	5,660	145,267	26.1	133,601
Powercomm Corporation	89.5	671,215	715,917	89.5	684,834
KEPCO International Hong Kong Ltd.	100.0	15,102	135,728	100.0	63,221
KEPCO International Philippines Inc.	100.0	91,156	115,930	100.0	89,079
		₩ 18,544,296	₩ 21,712,069		₩ 19,844,177

Any difference between the cost of acquisition and the book value of the subsidiary is amortized using the straight-line method over five years from the year it was acquired. Unrealized income from intercompany transactions was eliminated.

As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("ILIJAN"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and ILIJAN.

The Company recorded ₩1,238,853 million and ₩447,174 million as valuation gain using the equity method for the six month periods ended June 30, 2002 and 2001, respectively, and ₩181,596 million and ₩111,209 million as capital adjustment as of June 30, 2002 and 2001, respectively.

(4) Non-listed equity securities as of June 30, 2002 and 2001 are as follows (won in millions):

Company	2002 Ownership (%)	2002 Acquisition Cost	2002 Book value	2001 Ownership (%)	2001 Book value
Securities Market Stabilization Fund	7.19	₩ 37,408	₩ 37,408	7.16	₩ 40,912
K & P Energy Savings Investment Cooperative	-	-	-	48.5	1,600
Energy Savings Investment Cooperative	25.0	5,000	5,000	25.0	1,000
Korea Power Exchange	50.0	39,687	39,687	50.0	21,915
		₩ 82,095	₩ 82,095		₩ 65,427

(5) Other investments as of June 30, 2002 and 2001 are as follows (won in millions):

	2002 Face value	2002 Book value	2001 Book value
Government and municipal bonds	₩ 79	₩ 79	₩ 64
Investment securities in treasury stock fund	-	10,255	1,807
	₩ 79	₩ 10,334	₩ 1,871

The Company entered into a treasury stock fund, composed of treasury stock and other investment securities. Investment securities other than treasury stock in the fund and its related losses on valuation of investment, which are recorded in capital adjustment, amount to ₩10,255 million and ₩4,793 million, respectively as of June 30, 2002 and ₩1,807 million and ₩1,225 million as of June 30, 2001, respectively.

6. MARKETABLE SECURITIES:

Marketable securities as of June 30, 2002 and 2001 consist of the following (won in millions):

	2002	2001
Industrial Bank of Korea bond	₩ -	₩ 10,000
Total	₩ -	₩ 10,000

7. INVENTORIES:

Inventories as of June 30, 2002 and 2001 consist of the following (won in millions):

	2002	2001
Raw materials	₩ 1,205	₩ 907
Supplies	50,597	47,736
Other	5,335	22,021
	₩ 57,137	₩ 70,664

8. SHAREHOLDERS' EQUITY:

(1) Capital

The Company has 1,200,000,000 authorized shares of ₩5,000 par value common stock, of which 640,100,876 shares are issued as of June 30, 2002.

(2) Capital Surplus

Capital surplus as of June 30, 2002 and 2001 is as follows (won in millions):

	2002	2001
Paid-in capital in excess of par value	₩ 799,876	₩ 799,876
Reserves for asset revaluation	12,552,973	12,552,973
Other capital surplus	961,046	953,280
	₩ 14,313,895	₩ 14,306,129

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and Asset Revaluation Law, and recorded a revaluation gain of ₩12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3) Retained earnings

Appropriated retained earnings as of June 30, 2002 and 2001 consist of the following (won in millions):

	2002	2001
Legal reserve	₩ 1,600,252	₩ 1,600,252
Reserve for business rationalization	31,900	30,900
Reserve for business expansion	8,556,873	7,390,999
Reserve for Investment on social overhead capital	4,892,448	4,692,449
Reserve for research and human development	60,000	-
Voluntary reserve	210,000	210,000
Total	₩ 15,351,473	₩ 13,924,600

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. In accordance with the Tax Incentive Control Law, the amount of tax benefit associated with certain exemptions and tax credits must be appropriated as a reserve for business rationalization.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

The legal reserve and the reserves for business rationalization and business expansion are not available for cash dividends; however, these reserves may be credited to paid-in capital or accumulated deficit by the resolution of the shareholders.

The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

(4) Capital adjustments

Capital adjustments as of June 30, 2002 and 2001 are as follows (won in millions):

	2002	2001
Treasury stock	₩ (23,217)	₩ (27,468)
Valuation loss on currency and interest rate swaps	-	(6,512)
Gain on valuation of investments	176,803	208,554
	₩ 153,586	₩ 174,574

The Company has shares held as treasury stock amounting to ₩23,217 million (1,055,325 shares) and ₩ 27,468 million (1,135,053 shares) as of June 30, 2002 and June 30, 2001, respectively, for the purpose of stock price stabilization. This treasury stock is included in the treasury stock fund.

9. BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of June 30, 2002 and 2001 are as follows (won in millions):

Financial institution	Type	Annual interest rate (%)	2002	2001
Bank of America and others	Usance	5.26~5.38	-	₩ 22,670

(2) Long-term borrowings as of June 30, 2002 and 2001 are as follows (won in millions):

(a) Long-term borrowings denominated in Korean Won

Financial institution	Type	Annual Interest rate (%)	2002	2001
Korea Development Bank	Industrial facility	5.10~9.00	₩ 2,521,877	₩ 736,964
Kookmin Bank	General	6.48~6.84	106,667	148,571
Korea National Oil Development Corporation	〃	9.00	750	5,750
Others	〃	5.50~6.00	38	40
			2,629,332	891,325
Less: Current portion			(440,260)	(62,088)
			₩ 2,189,072	₩ 829,237

(b) Long-term borrowings denominated in foreign currency

Financial institution	Type	Annual interest rate (%)	2002	2001
Japan Bank of International Cooperation	Commercial	2.27	₩ 847,494	₩ 960,250
Barclays International Financial Services (Ireland) Ltd.	〃	6M Libor-1.00	376,903	406,573
Kredit Anstalt Fur Wieder Aufbau	Facility	6.00	765	985
Asia Development Bank	〃	6.00	1,750	2,521
			1,226,912	1,370,329
Less: Current portion			(245,607)	(81,179)
			₩ 981,305	₩ 1,289,150

Borrowings from the Japan Bank of International Cooperation (Formerly Export Import Bank of Japan) were made under line of credit, which is the lesser of JPY 117,344 million or US$ 800 million. This borrowing is guaranteed by the Government of the Republic of Korea.

(3) Debentures as of June 30, 2002 and 2001 are as follows (won in millions):

	Annual Interest rate (%)	2002	2001
Domestic debentures (Electricity bonds)	5.19~17.17	₩ 2,615,000	₩ 2,780,000
Foreign debentures	1.18~6M Libor+8.28	6,051,039	6,928,737
		8,666,039	9,708,737
Less: Current portion		(553,792)	(1,705,894)
Discount on debentures issued		(16,686)	(20,775)
		₩ 8,095,561	₩ 7,982,068

(4) Convertible bonds as of June 30, 2002 and 2001 are as follows (won in millions):

Series	Maturity	Coupon rate per annum	Additional Interest Compounded Per annum, if not converted	Contractual price per common share upon conversion	Korean Won 2002	Korean Won 2001
Foreign currencies:						
1st	Aug 1, 2001	5%	-	US$24.5/ADS or ₩39,900	₩ -	₩ 162,820
Less:						
Current portion					-	(162,820)
					₩ -	₩ -

(5) Foreign currency debts, by currency, as of June 30, 2002 and 2001 are as follows (won in millions):

	2002 Foreign currency	2002 Won equivalent	2001 Foreign currency	2001 Won equivalent
Short-term borrowings	-	₩ -	US$ 17,429,328	₩ 22,670
Long-term borrowings	US$ 301,456,525	378,653	US$ 321,580,039	409,093
	JPY 84,368,944,176	847,494	JPY 92,038,852,176	960,251
	-	-	DEM 1,743,887	985
	EUR 642,125	765	-	-
		1,226,912		1,370,329
Debentures	US$ 3,231,207,010	3,890,604	US$ 3,562,528,999	4,633,781
	JPY 205,060,000,000	2,059,848	JPY 202,560,000,000	2,113,329
	-	-	DEM 42,000,000	23,725
	EUR 46,657,259	55,554	EUR 25,183,000	27,822
	-	-	ITL 148,995,000,000	85,017
	GBP 24,467,000	45,033	GBP 24,467,000	45,063
		6,051,039		6,928,737
Convertible bonds	-	-	US$ 200,000,000	162,820
Total		₩ 7,277,951		₩ 8,484,556

(6) Aggregate maturities of the Company's long-term debt as of June 30, 2002 are as follows (won in millions):

Year ending June 30	Local currency borrowings	Foreign currency borrowings	Electricity bonds	Foreign debentures	Total
2003	₩ 440,260	₩ 245,607	₩ 45,000	₩ 508,792	₩ 1,239,659
2004	670,132	347,765	1,080,000	2,029,716	4,127,613
2005	651,032	248,316	1,290,000	1,139,890	3,329,238
2006	615,352	154,090	50,000	875,976	1,695,418
2007	234,040	154,090	150,000	46,606	584,736
Thereafter	18,516	77,044	-	1,450,059	1,545,619
	₩ 2,629,332	₩ 1,226,912	₩ 2,615,000	₩ 6,051,039	₩ 12,522,283

10. LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is ₩34,111 million and ₩16,379 million as of June 30, 2002 and 2001, respectively. Depreciation of the leased assets amounted to ₩5,843 million and ₩2,398 million for the six month periods ended June 30, 2002 and 2001, respectively.

(2) Annual payments under these financial lease agreements as of June 30, 2002 are as follows (won in millions):

Year ending June 30		Amount
2003	₩	9,921
2004		8,730
2005		994
Thereafter		698
		20,343
Less: Interest		(1,607)
Current portion		(9,443)
	₩	9,293

11. FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

Significant assets and liabilities denominated in foreign currency other than those mentioned in Note 9 as of June 30, 2002 and 2001 are as follows (won in millions):

Account	2002 Foreign currencies		2002 Equivalent Korean Won		2001 Foreign currencies		2001 Equivalent Korean Won	
Assets:								
Cash and cash equivalents	US$	551,797	₩	663	US$	346,788	₩	451
Trade receivables	US$	14,756,547		17,734	US$	19,710,574		25,638
Other account receivables	US$	572,436		687	US$	3,228,339		4,199
Other non-current assets	US$	11,560		14	US$	11,560		15
	JPY	5,859,783		59	JPY	5,859,783		61
			₩	19,157			₩	30,364
Liabilities:								
Trade payables	US$	-	₩	-	US$	10,708,276	₩	13,928

12. SWAP TRANSACTIONS:

(1) Currency swap contracts as of June 30, 2002 are as follows:

	Contract Year	Settlement Year	Contract amounts in millions Pay		Receive		Contract interest rate per annum Pay (%)	Receive (%)
The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
The Fuji Bank, Ltd.	1995	2005	US$	149	JPY	14,425	Libor+0.155	3.40
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	9,865	Libor+0.13	3.80
J.P. Morgan Securities Ltd.	1996	2006	US$	200	JPY	20,723	Libot+0.14	4.00
Union Bank of Switzerland	1997	2007	US$	244	GBP	150	6.686	8.50
Union Bank of Switzerland	1997	2004	US$	30	JPY	3,360	Max (Libor+ 0.4, 6.33)	2.75

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum	
			Pay		Receive		Pay (%)	Receive (%)
Union Bank of Switzerland	1997	2002	JPY	10,244	EUR	77	2.00	3M Libor+0.80
Union Bank of Switzerland	1997	2007	JPY	9,895	GBP	50	2.00	8.50
Bankers Trust Co.	1998	2004	JPY	1,705	US$	55	6.41	7.11
			DEM	25				
			CHF	20				
			CAD	20				
Bankers Trust Co.	1998	2004	JPY	2,945	US$	95	6.36	7.05
			DEM	43				
			CHF	35				
			CAD	34				
Union Bank of Switzerland	1998	2003	JPY	12,150	US$	100	4.00	6.375

(2) Interest rate swap contracts as of June 30, 2002 are as follows:

	Notional amount in millions		Contract interest rate per annum		Term
			Pay (%)	Receive (%)	
Lehman Brothers Special Financing, Inc.	US$	150	Libor+0.25	6.375	1993-2003
J.P. Morgan Securities Ltd.(*)	US$	149	6.91	Libor+0.155	1995-2005
Hanvit Bank	US$	150	6.10	Libor+0.25	1996-2003
Korea Development Bank	US$	97	Min (Libor+0.13,6.50)	Libor+0.13	1997-2004
Union Bank of Switzerland	US$	70	Max (Libor+0.40,6.33)	Libor+0.31	1997-2004
Barclays Bank PLC, London	US$	300	6M Libor-1	Libor+0.45	1997-2004
Shinhan Bank	US$	100	6.50	6.75	1997-2004
Shinhan Bank	US$	95	5.80	6M Libor+0.1	1998-2002
Shinhan Bank	US$	55	5.80	6M Libor+0.1	1998-2002
Bankers Trust Co.	US$	55	6.87		1998-2004
	JPY	1,705		6.41	
	DEM	25		6.41	
	CHF	20		6.41	
	CAD	20		6.41	
Bankers Trust Co.	US$	95	6.93		1998-2004
	JPY	2,945		6.36	
	DEM	43		6.36	
	CHF	35		6.36	
	CAD	34		6.36	
Bankers Trust Co.	US$	100	Max (6,074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Bankers Trust Co.	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007

The Company entered into the above swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(3) The gains and losses on swap transactions for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	Other income (expense)	
	2002	2001
Currency swap		
Gains	₩ 84,157	₩ 51,559
Losses	(33,042)	(103,349)
Interest rate swap		
Gains	7,929	6,456
Losses	(8,708)	(15,862)
	₩ 50,336	₩ (61,196)

13. POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	2002	2001
Material expenses:		
Coal	₩ -	₩ 367,131
Oil	4,344	312,664
LNG	-	568,711
Others	-	14,273
	4,344	1,262,779
Amortization of Nuclear fuel	-	129,641
Labor expenses:		
Salaries	203,102	117,220
Severance and retirement benefits	19,241	24,853
Others	-	182,490
	222,343	324,563
Overhead expenses:		
Employee benefits	24,024	36,608
Taxes and dues	2,448	8,528
Rent	12,727	11,660
Depreciation	674,226	1,395,200
Maintenance	307,746	446,087
Commission and consultation fees	23,399	46,825
Compensation expense	24,321	37,218
Research and development expenses	28,895	72,441
Reserve for decommissioning costs	-	140,574
Others	115,374	188,978
	1,213,160	2,384,119
	₩ 1,439,847	₩ 4,101,102

14. SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	2002	2001
Labor	₩ 146,153	₩ 129,177
Employee benefits	18,455	15,940
Depreciation	22,572	18,400
Maintenance	5,107	6,901
Ordinary development	4,324	5,646
Collection	110,582	108,055
Promotion	8,591	37,334
Bad debts	8,768	-
Consulting	32,278	32,813
Others	48,653	66,798
	₩ 405,483	₩ 421,064

15. RESEARCH AND DEVELOPMENT EXPENDITURES:

Research and development expenditures of the Company for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

	2002	2001
Intangibles	₩ 1,531	₩ 5,841
Ordinary development expenses	33,225	78,087
	₩ 34,756	₩ 83,928

16. INCOME TAX:

(1) Income tax as of June 30, 2002 and 2001 is as follows (won in millions):

	2002	2001
Income tax currently payable	₩ 514,396	₩ 269,149
Changes in deferred income tax	190,703	125,416
Income tax	₩ 705,099	₩ 394,565

(2) Deferred income tax liabilities as of June 30, 2002 and 2001 are as follows (won in millions).

Year	Accumulated temporary differences	Tax rate (%)	Deferred income tax liabilities
2002	₩(4,057,904)	29.7	₩ (1,205,198)
2001	₩(2,877,884)	30.8	₩ (886,388)

17. RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the six month periods ended June 30, 2002 and 2001 are as follows (won in millions):

Transaction		2002	2001
Sales and other income:			
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	₩ 44,143	₩ 17,030
Korea South-East Power Co., Ltd.	〃	19,495	10,924
Korea Midland Power Co., Ltd.	〃	10,259	8,010
Korea Western Power Co., Ltd.	〃	19,334	10,433
Korea Southern Power Co., Ltd.	〃	9,179	7,055
Korea East-West Power Co., Ltd.	〃	22,897	10,422
Others	〃	83,459	140,198
Total		₩ 208,766	₩ 204,072

Transaction		2002	2001
Purchases and others:			
Korea Hydro & Nuclear Power Co., Ltd.	Purchase of electricity and others	₩ 2,279,475	₩ 1,041,467
Korea South-East Power Co., Ltd.	〃	727,855	352,463
Korea Midland Power Co., Ltd.	〃	658,351	321,653
Korea Western Power Co., Ltd.	〃	937,066	486,261
Korea Southern Power Co., Ltd.	〃	917,749	360,778
Korea East-West Power Co., Ltd.	〃	942,528	428,020
Korea Power Engineering Co., Inc.	Designing of the power plant	17,584	56,915
Korea Nuclear Fuel Co., Ltd.	Purchase of nuclear fuel	355	36,376
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance	20,249	209,398
Korea Gas Corporation	Purchase of LNG	-	565,764
Korea Electric Data Network Co., Ltd.	Maintenance of computer system	48,823	56,430
Others		73,243	82,889
Total		₩ 6,623,278	₩ 3,998,414

(2) Receivables arising from related parties transactions as of June 30, 2002 and 2001 are as follows (won in millions):

	2002			2001
Related party	Trade Receivable	Others	Total	Total
Korea Hydro & Nuclear Power Co., Ltd.	₩ 6,500	₩ 411	₩ 6,911	₩ 14,016
Korea South-East Power Co., Ltd.	1,702	140	1,842	7,012
Korea Midland Power Co., Ltd.	290	-	290	8,045
Korea Western Power Co., Ltd.	2,852	395	3,247	4,228
Korea Southern Power Co., Ltd.	613	499	1,112	5,114
Korea East-West Power Co., Ltd.	2,840	320	3,160	13,078
Others	-	14,912	14,912	49,015
Total	₩ 14,797	₩ 16,677	₩ 31,474	₩ 100,508

(3) Payables arising from related parties transactions as of June 30, 2002 and 2001 are as follows (won in millions):

Related party	2002			2001
	Trade Payables	Others	Total	Total
Korea Hydro & Nuclear Power Co., Ltd.	₩ 402,993	₩ 8,308	₩ 411,301	₩ 282,727
Korea South-East Power Co., Ltd.	114,132	154	114,286	108,940
Korea Midland Power Co., Ltd.	123,176	55	123,231	89,730
Korea Western Power Co., Ltd.	158,373	2,689	161,062	146,369
Korea Southern Power Co., Ltd.	142,400	2,425	144,825	113,898
Korea East-West Power Co., Ltd.	122,535	2,274	124,809	128,126
Korea Power Engineering Co., Inc.	-	4,785	4,785	13,017
Korea Plant Service & Engineering Co., Ltd.	-	7,058	7,058	29,003
Others	172	23,928	24,100	15,889
	₩ 1,063,781	₩ 51,676	₩ 1,115,457	₩ 927,699

18. CONTINGENT LIABILTIES:

(1) The Company is engaged in 302 lawsuits as a defendant and 43 lawsuits as a plaintiff. The total amount claimed from the Company is ₩102,292 million and the total amount claimed by the Company is ₩103,568 million as of June 30, 2002. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of this litigation will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's debts of ₩17,646,157 million, including borrowings of ₩13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which was transferred and outstanding, under the Commercial Code of the Republic of Korea. Balance of debts among transferred total liabilities as of June 30, 2002 is ₩7,872,886 million.

(3) Debt repayment guarantees the Company has provided for its related parties in connection with the related parties' borrowings as of June 30, 2002 are as follows:

Loan type	Guaranteed Company	Financial institutions	Amount
Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$ 82,006,000
〃	〃	Norinchukin Bank	US$ 35,000,000
〃	〃	Korea Development Bank	US$ 16,226,000
〃	KEPCO International Philippines Inc.	Korea Development Bank	US$ 72,696,000

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 439,191,840 from Japan Bank of International Cooperation and others for that business. The Company provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation.

(5) The Company has provided 1 blank note to Korea Development Bank as collateral for the borrowings.

(6) The Company was provided a credit (overdraft) line amounting to ₩245,000 million by five banks including the National Agricultural Cooperative Federation as of June 30, 2002.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two one-million-kilowatt-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to ₩522,854 million for the six month period ended June 30, 2002.

19. SPIN-OFF:

The Company spun off its power generation division during the first half of 2001 in accordance with the restructuring plan of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy on January 21, 1999.

(1) The newly established power generation subsidiaries are primarily engaged in the sale of electricity to the Company through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori and others
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo and others
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung and others
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an and others
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong and others
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin and others

(2) Details of the spin-off

a) The Company spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.
b) Registration date of spin off: April 2, 2001
c) Date of resolution of shareholders: March 16, 2001
d) Date of resolution of Board of Directors: February 24, 2001

(3) Assets and liabilities of the spun off division

a) Assets and liabilities of the spun off division as of date of spin off (won in million)

	KHNP	KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Assets	₩ 18,791,413	₩ 2,490,720	₩ 2,662,209	₩ 2,904,046	₩ 3,627,985	₩ 4,655,400	₩ 35,131,773
Liabilities	9,426,614	1,258,716	1,336,317	1,461,408	1,830,607	2,332,495	17,646,157
Net assets	₩ 9,364,799	₩ 1,232,004	₩ 1,325,892	₩ 1,442,638	₩ 1,797,378	₩ 2,322,905	₩ 17,485,616

b) Assets and liabilities of the spun off division as of December 31, 2000 (won in million)

	KHNP	KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Assets	₩17,433,479	₩ 2,688,953	₩ 2,209,503	₩ 2,943,194	₩ 3,507,340	₩ 4,696,226	₩33,478,695
Liabilities	9,231,779	1,469,853	1,234,789	1,542,594	1,819,240	2,463,526	17,761,781
Net assets	₩ 8,201,700	₩ 1,219,100	₩ 974,714	₩ 1,400,600	₩ 1,688,100	₩ 2,232,700	₩15,716,914

c) Result of operations of the spun off division (From January 1, 2001 to April 1, 2001) (won in million)

	KHNP	KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Net sales	₩ 1,097,586	₩ 410,195	₩ 345,771	₩ 406,931	₩ 413,058	₩ 481,710	₩ 3,155,251
Cost of goods sold	875,074	360,346	280,101	380,139	401,384	460,825	2,757,869
Gross profit	₩ 222,512	₩ 49,849	₩ 65,670	₩ 26,792	₩ 11,674	₩ 20,885	₩ 397,382

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION



By:____________________________

Name: Chung, Soo Eun

Title: Chief Financial Officer